ALITHYA TO ACQUIRE R3D CONSEIL AND SIGN C$600 MILLION
IN COMMERCIAL AGREEMENTS

Solidifying its position as a leader in digital transformation

MONTREAL, Canada, March 24, 2021 — Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya”), a strategy and digital transformation leader with more than 2,200 professionals in Canada, the United States and Europe, is pleased to announce that a definitive agreement has been reached for the acquisition of R3D Conseil, a private Quebec firm that specializes in digital solutions. This transaction includes annual minimum volume commitments totalling approximately C$600 million in combined revenues during the initial 10-year term commercial agreements with Québecor and Beneva (via its subsidiary, La Capitale), two of R3D Conseil’s indirect principal shareholders.

In the framework of this important transaction, Alithya will:
•Welcome 600 experienced Quebec-based professionals from R3D Conseil; they specialize in consulting and digital application development in the areas of insurance, finance, government services, healthcare and telecommunications;
•Add a back log representing about C$600 million in revenue from value-added service agreements through to 2031 with Québecor and Beneva (created from the amalgamation of La Capitale and SSQ Assurance), to support them in their digital transformation projects in addition to many other clients of R3D Conseil;
•Create more than 350 new jobs in Quebec for digital transformation experts in the fields of insurance and telecommunications;
•Create a Quebec City-based global digital excellence centre for the insurance industry;
•Add Québecor and Beneva (via its subsidiary, La Capitale) as shareholders and business partners;
•See Investissement Québec’s stake increase to approximately 8.7% of Alithya’s share capital.

Alithya expects this transformative transaction to generate significant growth. R3D Conseil’s revenues were approximately C$63 million for the last twelve months ending on December 31, 2020. The transaction will make an immediate contribution to Alithya’s profitability, notably due to the annual minimum volume commitments and value-added projects resulting from the new commercial agreements.

Quotes

Paul Raymond, President and Chief Executive Officer, Alithya
“We are delighted to announce these transformative agreements with new strategic customers, and very pleased to welcome 600 seasoned professionals from R3D Conseil, as well as R3D Conseil’s other customers. These people and their expertise are central to this transaction, which expands the reach of Alithya’s operations in Quebec as a digital transformation leader in several essential areas of the economy, including insurance, telecommunications and the public sector. The acquisition will also help create over 350 new jobs in digital transformation, and sustain our commitment to be a trusted advisor for our customers. The long-term commercial agreements and current initiatives will provide our professionals with stimulating projects.”

Claude Levasseur, President and Chief Executive Officer, R3D Conseil
According to Claude Levasseur, who will be joining Alithya with this transaction, “We believe that the combined strengths of Alithya and R3D Conseil will fast-track our long-term vision, benefiting our customers and our employees. The two companies’ visions and cultures are well aligned, and we believe we will reach our objectives more quickly together. This year, as we celebrate our twenty-five years of building an industry leader, we are pleased to offer our customers broader expertise, and provide our advisors with even more stimulating career opportunities.”

Pierre Karl Péladeau, President and Chief Executive Officer, Québecor
“For Québecor, Alithya, as a Quebec digital transformation leader with international reach, is a logical choice for a long-term partner. Digital transformation services are in heavy demand in all sectors. Thanks to our ten-year partnership with Alithya, we will have guaranteed access to experts in the field to support us in our operations and technological evolution.”

Jean-François Chalifoux, President and Chief Executive Officer, Beneva
According to Jean-François Chalifoux, President and CEO of Beneva (formed from the amalgamation of La Capitale and SSQ Assurance), “This acquisition will benefit both organizations’ customers, as we will have access to a broader talent pool to help us execute our digital transformation projects. Driven to innovate, this Quebec leader has in-depth knowledge of the insurance industry. We can all be proud of its growth.”

Guy LeBlanc, President and Chief Executive Officer, Investissement Québec
“We are proud to once again affirm our support for Alithya by giving the organization the backing it needs to deploy its growth strategy and make this major acquisition happen. With this transaction, Investissement Québec is actively contributing to the development of our digital transformation expertise, as well as helping create many new skilled jobs in a strategic sector undergoing rapid expansion.”

Terms of the transaction

Subject to the conditions and adjustments set out in the purchase agreement, the purchase price is evaluated at C$76.0 million (excluding the assumption of C$8.5 million in debt) and is payable by the issuance of up to 25,469,535 class A subordinate voting shares of Alithya to R3D Conseil shareholders on the closing date, which will represent approximately 30% of Alithya’s issued and outstanding shares following the closing of the transaction. The purchase agreement has been negotiated at arm’s length by and between the parties’ representatives.

Following the closing of the transaction, R3D Conseil’s two principal shareholders, Québecor and Beneva (via its subsidiary, La Capitale) will respectively hold about 11.9% and 11.9% of Alithya’s share capital and approximately 6.7% and 6.7% of the voting rights attached to Alithya’s issued and outstanding shares. Concurrently with the closing of the transaction, Alithya will enter into investor rights agreements with each of Québecor and Beneva (via its subsidiary, La Capitale) under which each of them will have the right to propose a nominee for election to the board of directors of Alithya, subject to certain customary exceptions. Following the closing of the transaction, the interest of Investissement Québec, an existing shareholder of Alithya, will increase to approximately 8.7% of Alithya’s share capital and approximately 4.9% of the voting rights attached to Alithya’s issued and outstanding shares. The transaction will not lead to any other positions representing more than 10% of the voting rights attached to Alithya’s issued and outstanding shares.

In accordance with subsection 611(c) of the Company Manual of the Toronto Stock Exchange (the “TSX”), the transaction will require the approval of Alithya shareholders representing the majority of voting rights given that the number of class A subordinate voting shares of Alithya issued to the sellers in connection with the transaction will represent approximately 44% of Alithya’s issued and outstanding shares as of the date hereof and, therefore, exceed 25% of the aggregate number of issued and outstanding shares of Alithya. Paul Raymond, president and chief executive officer of Alithya, Ghyslain Rivard, founder and director of Alithya, and Pierre Turcotte, chair of the board of Alithya, who collectively hold 58.5% of the voting rights attached to Alithya’s issued and outstanding shares, have delivered to Alithya written consents confirming their approval of the transaction. Alithya has requested from the TSX the authorization to close the transaction on the basis of such written consents and without having to call a formal meeting of Alithya’s shareholders pursuant to the exemption provided for in subsection 604(d) of the TSX’s Company Manual.

The closing of the transaction is expected to take place during the first quarter of Alithya’s financial year ending on March 31, 2022 and is subject to customary conditions for a transaction of this nature, including approval from the TSX.

Conference Call Information

Alithya will hold a conference call and live webcast to discuss the transaction on March 24, 2021, at 9:00 a.m. Eastern time. The webcast will feature a presentation, already available at https://www.alithya.com/en/investors. The call is for financial analysts and investors. Participants can hear the conference call by dialing 1-833-921-1635, passcode 1994624. The webcast is accessible at https://www.icastpro.ca/c4ahzb.

About Alithya

Alithya is a North American leader in strategy and digital transformation. The company employs more than 2,200 professionals in Canada, the United States and Europe. Alithya’s integrated offer is based on four pillars of expertise: business strategies, application services, business solutions, and data and analytics. Alithya deploys leading-edge solutions, services and skills to develop tools designed to meet the unique needs of customers in a variety of sectors, including financial services, manufacturing, sustainable energy, telecommunications, transport and logistics, professional services, healthcare and government.

Caution regarding forward-looking statements

This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”), including, but not limited to, statements with respect to the anticipated benefits of the transaction. Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include, but are not limited to, the possible failure to realize anticipated benefits of the transaction, including potential synergies, the integration of R3D Conseil’s business, the loss of certain key personnel and clients of R3D Conseil, the failure to close the transaction or change in the terms of the transaction, the failure to obtain approval from the TSX, potential undisclosed costs or liabilities associated with the transaction and other risks and uncertainties discussed in the section titled “Risks and Uncertainties” of Alithya’s Management’s Discussion and Analysis for the quarter ended December 31, 2020 and Management’s Discussions and Analysis for the year ended March 31, 2020, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

For further information:

Rachel Andrews
Vice President, Communications and Marketing, Alithya
514-451-5131
rachel.andrews@alithya.com
Benjamin Cerantola
Senior Advisor, Corporate Communications, Alithya
514-285-5552, ext. 6480
benjamin.cerantola@alithya.com

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